UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              MARK SOLUTIONS, INC.
                                (Name of issuer)


                     Common Stock, $.01 Par Value Per Share
                         (Title of class of securities)


                                   570418-10-3
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                               September 15, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7



                               Page 1 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.                                Marquise LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares    7.  Sole Voting Power                                     0
  Beneficially
 Owned by Each       8.  Shared Voting Power (see Item 5 below)          239,439
  Reporting
 Person With         9.  Sole Dispositive Power                                0

                     10. Shared Dispositive Power (see Item 5 below)     239,439

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  239,439


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.4%


14.      Type of Reporting Person (See Instructions)                          OO



                               Page 2 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.                      Wexford Management LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                        Connecticut



Number of Shares  7.  Sole Voting Power                                        0
 Beneficially
Owned by Each     8.  Shared Voting Power (see Item 5 below)             239,439
 Reporting
Person With       9.  Sole Dispositive Power                                   0

                  10. Shared Dispositive Power (see Item 5 below)        239,439

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  239,439


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.4%


14.      Type of Reporting Person (See Instructions)                          OO


                               Page 3 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.                         Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



Number of Shares  7.      Sole Voting Power                                    0
 Beneficially
Owned by Each     8.      Shared Voting Power (see Item 5 below)         239,439
 Reporting
Person With       9.      Sole Dispositive Power                               0

                  10.     Shared Dispositive Power (see Item 5 below)    239,439

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  239,439


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.4%


14.      Type of Reporting Person (See Instructions)                          IN


                               Page 4 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.         Wexford Special Situations 1996, LP
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares   7.   Sole Voting Power                                      0
Beneficially
Owned by Each      8.   Shared Voting Power (see Item 5 below)           126,534
Reporting
Person With        9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      126,534

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  126,534


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.7%


14.      Type of Reporting Person (See Instructions)                          PN


                               Page 5 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.                  Wexford Special Situations
                                                      1996 Institutional, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares  7.   Sole Voting Power                                       0
Beneficially
Owned by Each     8.   Shared Voting Power (see Item 5 below)             26,303
Reporting
Person With       9.   Sole Dispositive Power

                  10.  Shared Dispositive Power (see Item 5 below)        26,303

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   26,303

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.1%


14.      Type of Reporting Person (See Instructions)                          PN


                               Page 6 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.                     Wexford Special
                                                         Situations 1996 Limited
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                     Cayman Islands



Number of Shares    7.  Sole Voting Power                                      0
Beneficially
Owned by Each       8.  Shared Voting Power (see Item 5 below)             7,404
Reporting
Person With         9.  Sole Dispositive Power                                 0

                    10. Shared Dispositive Power (see Item 5 below)        7,404

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                    7,404


12.      Check if the Aggregate Amount in Row (11) Excludes                  [ ]
         Certain Shares (See Instructions)


13.      Percent of Class Represented by Amount in Row (11)                 0.0%


14.      Type of Reporting Person (See Instructions)                          CO


                               Page 7 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.   Wexford-Euris Special Situations 1996, LP
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares    7.   Sole Voting Power                                     0
Beneficially
Owned by Each       8.   Shared Voting Power (see Item 5 below)           29,896
Reporting
Person With         9.   Sole Dispositive Power                                0

                    10.  Shared Dispositive Power (see Item 5 below)      29,896

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   29,896


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.1%


14.      Type of Reporting Person (See Instructions)                          PN


                               Page 8 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.                       Wexford Advisors, LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares   7.   Sole Voting Power                                      0
Beneficially
Owned by Each      8.   Shared Voting Power (see Item 5 below)           160,241
Reporting
Person With        9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      160,241

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  160,241


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.9%


14.      Type of Reporting Person (See Instructions)                          OO


                               Page 9 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.                 Wexford Euris Advisors, LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares   7.    Sole Voting Power                                     0
Beneficially
Owned by Each      8.    Shared Voting Power (see Item 5 below)           29,896
Reporting
Person With        9.    Sole Dispositive Power                                0

                   10.   Shared Dispositive Power (see Item 5 below)      29,896

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   29,896


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.1%


14.      Type of Reporting Person (See Instructions)                          OO


                               Page 10 of 21 Pages

CUSIP No. 570418-10-3


1.       Names of Reporting Persons.                            Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



Number of Shares    7.    Sole Voting Power                                    0
 Beneficially
Owned by Each       8.    Shared Voting Power (see Item 5 below)         239,439
 Reporting
Person With         9.    Sole Dispositive Power                               0

                    10.   Shared Dispositive Power (see Item 5 below)    239,439

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  239,439


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.4%


14.      Type of Reporting Person (See Instructions)                          IN


                               Page 11 of 21 Pages

         This  Amendment  No. 1 to Schedule  13D modifies  and  supplements  the
Schedule 13D filed on June 13, 1997 with respect to the common stock, $0.01 par value per share (the "Common Stock"), of MARK SOLUTIONS, INC., a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1,such Schedule 13D, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in such
Schedule 13D.


Item 5.  Interest in Securities of the Issuer.


         1. During August 1997, the following sales of Common Stock , all of which were effected in open market transactions, were made by the following members of Marquis:


                  A.       Wexford Special Situations 1996, LP

                   Date                  No. of Shares           Price Per Share
                   ----                  -------------           ---------------
                  8/5/97                         335                  $2.6875
                  8/12/97                      3,682                   2.7102
                  8/14/97                     12,650                   2.7626
                  8/14/97                      6,693                   2.7813
                  8/18/97                     47,519                   3.00
                  8/19/97                     12,783                   3.047
                  8/21/97                     16,733                   3.12
                                             -------
                    Total                    100,395




                  B.       Wexford Special Situations 1996 Institutional, LP


                   Date                   No. of Shares          Price Per Share
                   ----                   -------------          ---------------
                  8/5/97                         62                   $2.6875
                  8/12/97                       684                    2.7102
                  8/14/97                     2,351                    2.7626
                  8/14/97                     1,244                    2.7813
                  8/18/97                     8,833                    3.00
                  8/19/97                     2,376                    3.047
                  8/21/97                     3,110                    3.12
                                             ------
                      Total                  18,660


                               Page 12 of 21 Pages

                  C.       Wexford-Euris Special Situations 1996, LP


                   Date                   No. of Shares          Price Per Share
                   ----                   -------------          ---------------
                  8/5/97                         86                   $2.6875
                  8/12/97                       950                    2.7102
                  8/14/97                     3,266                    2.7626
                  8/14/97                     1,728                    2.7813
                  8/18/97                    12,269                    3.00
                  8/19/97                     3,301                    3.047
                  8/21/97                     4,320                    3.12
                      Total                  25,920



                  D.       Wexford Special Situations 1996 Limited


                   Date                   No. of Shares          Price Per Share
                   ----                   -------------          ---------------
                  8/5/97                         17                   $2.6875
                  8/12/97                       184                    2.7102
                  8/14/97                       633                    2.7626
                  8/14/97                       335                    2.7813
                  8/18/97                     2,379                    3.00
                  8/19/97                       640                    3.047
                  8/21/97                       837                    3.12
                      Total                   5,025



         2. On September 15, 1997, Marquis converted $500,000 principal amount of the Debenture, plus accrued interest of $10,111.11, at a conversion price of $.80 per share, and received an aggregate of 637,638 shares of Common Stock. On September 24, 1997, Marquis converted $750,000 principal amount of the Debenture, plus accrued interest of $16,479.17, at a conversion price of $.80 per share, and received an aggregate of 958,099 shares of Common Stock.



                               Page 13 of 21 Pages

         3. From September 11, 1997 through March 9, 1998, Marquis sold an aggregate of 1,435,100 shares of Common Stock, all of which were effected in open market transactions, as follows:

                   Date                   No. of Shares          Price Per Share
                   ----                   -------------          ---------------
                  9/11/97                    150,000                 $3.75

                  9/23/97                    150,000                  3.75

                  9/24/97                    175,000                  3.75

                  9/25/97                      7,000                  4.00

                  9/29/97                      4,000                  4.00

                  9/30/97                    100,000                  3.88

                  10/1/97                    100,000                  3.88

                  10/9/97                    150,000                  3.75

                  10/13/97                   250,000                  3.81

                  10/24/97                    40,000                  3.81

                  10/28/97                    50,000                  3.38

                  10/30/97                    25,000                  3.25

                  10/30/97                    30,000                  3.34

                  11/0597                     50,000                  3.00

                  11/11/97                    25,000                  3.00

                  12/02/97                     8,000                  2.94

                  12/03/97                     5,500                  2.88

                  12/11/97                     5,000                  2.88

                  1/12/98                     50,000                  2.25

                  1/30/98                     11,100                  2.23

                  2/10/98                     20,000                  2.31

                  2/20/98                      7,000                  2.16

                  2/23/98                     14,999                  2.13

                  3/04/98                      5,000                  1.75

                  3/06/98                      1,000                  1.75

                  3/09/98                      1,500                  1.75

                               Page 14 of 21 Pages

                  As of October 9, 1997, neither Marquis nor any of the other Reporting Persons had beneficial ownership of 5% or more of the Common Stock.

         4. From April 20, 1998 through April 24, 1998, Marquis purchased an aggregate of 78,802 shares of Common Stock in open market transactions as follows:

                   Date                   No. of Shares          Price Per Share
                   ----                   -------------          ---------------
                  4/20/98                    22,000                   $1.62
                  4/21/98                    10,002                    1.63
                  4/22/98                    35,800                    1.49
                  4/23/98                     9,000                    1.42
                  4/24/98                     2,000                    1.50

                  As of April 30, 1998, the Reporting Persons may be deemed to have owned beneficially the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 16,972,212 shares of Common Stock outstanding, which, based on certain publicly available information, is the number of shares outstanding as of February 12, 1998):

                  1.  Wexford Management
                      (a)  Aggregate number of shares of Common Stock
                           beneficially owned:                           239,439
                           Percentage:                                      1.4%
                      (b)  1. Sole power to vote or to direct vote:          -0-
                           2. Shared power to vote or to direct vote:    239,439
                           3. Sole power to dispose or to direct
                              the disposition:                               -0-
                           4. Shares power to dispose or to direct
                              the disposition:                           239,439
                      (c) Other than as reported in above, there were no transactions by Wexford Management during the past 60 days.
                      (d) Wexford Management may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e)  Not applicable.

                  2.  Charles E. Davidson
                      (a)  Aggregate number of shares of Common Stock
                           beneficially owned:                           239,439
                           Percentage:                                      1.4%
                      (b)  1. Sole power to vote or to direct vote:          -0-
                           2. Shared power to vote or to direct vote:    239,439
                           3. Sole power to dispose or to direct
                              the disposition:                               -0-
                           4. Shares power to dispose or to direct
                              the disposition:                           239,439
                      (c) Other than as reported in above, there were no transactions by Mr. Davidson during the past 60 days.
                      (d) Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
                      (e)  Not applicable.

                               Page 15 of 21 Pages

                  3.  Joseph M. Jacobs
                      (a) Aggregate number of shares of Common Stock
                          beneficially owned:                            239,439
                          Percentage:                                       1.4%
                      (b) 1. Sole power to vote or to direct vote:           -0-
                          2. Shared power to vote or to direct vote:     239,439
                          3. Sole power to dispose or to direct
                             the disposition:                                -0-
                          4. Shares power to dispose or to direct
                             the disposition:                            239,439
                      (c) Other than as reported in above,  there were
                          no transactions by Mr Jacobs during the past
                          60 days.
                      (d) Mr.  Jacobs  may be deemed to have the right
                          to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
                      (e) Not applicable.

                  4.  Marquis
                      (a) Aggregate number of shares of Common Stock
                          beneficially owned:                            239,439
                          Percentage:                                       1.4%
                      (b) 1. Sole power to vote or to direct vote:           -0-
                          2. Shared power to vote or to direct vote:     239,439
                          3. Sole power to dispose or to direct
                             the disposition:                                -0-
                          4. Shares power to dispose or to direct
                             the disposition:                            239,439
                      (c) Other than as reported in above,  there were
                          no transactions by Wexford Management during the past 60 days.
                      (d) Marquis  may be  deemed to have the right to
                          receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e) Not applicable.

                  5.  Wexford Special Situations 1996, LP
                      (a) Aggregate number of shares of Common Stock
                          beneficially owned:                            126,534
                          Percentage:                                       0.7%
                      (b) 1. Sole power to vote or to direct vote:           -0-
                          2. Shared power to vote or to direct vote:     126,534
                          3. Sole power to dispose or to direct
                             the disposition:                                -0-
                          4. Shares power to dispose or to direct
                             the disposition:                            126,534
                      (c) Other than as reported in above,  there were
                          no    transactions    by   Wexford   Special
                          Situations 1996, LP during the past 60 days.
                      (d) The  Reporting  Person may be deemed to have
                          the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e) Not applicable.

                              Page 16 of 21 Pages

                  6.  Wexford Special Situations 1996 Institutional, LP
                      (a) Aggregate number of shares of Common Stock
                          beneficially owned:                             26,303
                          Percentage:                                       0.1%
                      (b) 1. Sole power to vote or to direct vote:           -0-
                          2. Shared power to vote or to direct vote:      26,303
                          3. Sole power to dispose or to direct
                             the disposition:                                -0-
                          4. Shares power to dispose or to direct
                             the disposition:                             26,303
                      (c) Other than as reported, above, there were no
                          transactions by Wexford  Special  Situations
                          1996 Institutional, L.P. during the past 60 days.
                      (d) The  Reporting  Person may be deemed to have
                          the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e) Not applicable.

                  7.  Wexford Special Situations 1996 Limited
                      (a) Aggregate number of shares of Common Stock
                          beneficially owned:                              7,404
                          Percentage:                                       0.0%
                      (b) 1. Sole power to vote or to direct vote:           -0-
                          2. Shared power to vote or to direct vote:       7,404
                          3. Sole power to dispose or to direct
                             the disposition:  -0-
                          4. Shares power to dispose or to direct
                             the disposition:7,404
                      (c) Other than as reported, above, there were no
                          transactions by Wexford  Special  Situations
                          1996 Limited during the past 60 days.
                      (d) The  Reporting  Person may be deemed to have
                          the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e) Not applicable.

                  8.  Wexford-Euris Special Situations 1996, LP
                      (a) Aggregate number of shares of Common Stock
                          beneficially owned:                             29,896
                          Percentage:                                       0.1%
                      (b) 1. Sole power to vote or to direct vote:           -0-
                          2. Shared power to vote or to direct vote:      29,896
                          3. Sole power to dispose or to direct
                             the disposition:  -0-
                          4. Shares power to dispose or to direct
                             the disposition:29,896
                      (c) Other than as reported, above, there were no
                          transactions   by   Wexford-Euris    Special
                          Situations 1996, LP during the past 60 days.
                      (d) The  Reporting  Person may be deemed to have
                          the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e) Not applicable.

                              Page 17 of 21 Pages

                  9.      Wexford Advisors LLC
                      (a) Aggregate number of shares of Common Stock
                          beneficially owned:                            160,241
                          Percentage:                                       0.9%
                      (b) 1. Sole power to vote or to direct vote:           -0-
                          2. Shared power to vote or to direct vote:     160,241
                          3. Sole power to dispose or to direct
                             the disposition:                                -0-
                          4. Shares power to dispose or to direct
                             the disposition:                            160,241
                      (c) Other than as reported, above, there were no
                          transactions by Wexford Advisors LLC during the past 60 days.
                      (d) The  Reporting  Person may be deemed to have
                          the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e) Not applicable.

                  10. Wexford-Euris Advisors, LLC
                      (a) Aggregate number of shares of Common Stock
                          beneficially owned:                             29,896
                          Percentage:                                       0.1%
                      (b) 1. Sole power to vote or to direct vote:           -0-
                          2. Shared power to vote or to direct vote:      29,896
                          3. Sole power to dispose or to direct
                             the disposition:                                -0-
                          4. Shares power to dispose or to direct
                             the disposition:                             29,896
                      (c) Other than as reported, above, there were no
                          transactions by Wexford-Euris Advisors, LLC during the past 60 days.
                      (d) The  Reporting  Person may be deemed to have
                          the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e) Not applicable.


                           Wexford  Management  may,  by reason of its status as
                  manager of Marquise, as investment advisor to the Special Funds and Euris Fund and as sub-advisor to the Special General Partner on behalf of Wexford Cayman, be deemed to own beneficially the Common Stock of which Marquise, the Special Funds, Euris Fund and Wexford Cayman possess beneficial ownership.

                           The  Special  General  Partner  may, by reason of its
                  status as the general partner of the Special Funds, be deemed to own beneficially the Common Stock of which the Special Funds possess beneficial ownership. The Special General Partner may, by reason of its status as the investment advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which Wexford Cayman Possesses beneficial ownership.

                              Page 18 of 21 Pages

                           The  Euris  General  Partner  may,  by  reason of its
                  status as the general partner of Euris Fund, be deemed to own beneficially the Common Stock of which the Euris Fund possesses beneficial ownership.

                           Each of Charles E. Davidson and Joseph M. Jacobs may,
                  by reason of his status as a controlling person of the Special General Partner, the Euris General Partner and Wexford Management, be deemed to own beneficially the Common Stock of which Marquise, the Special Funds, Euris Fund and Wexford Cayman possess beneficial ownership.

                           Each of Charles  E.  Davidson,  Joseph M.  Jacobs and
                  Wexford Management shares the power to vote and to dispose of the shares of Common Stock Marquise beneficially owns. Each of Charles E. Davidson, Joseph M. Jacobs, Wexford Management and the Special General Partner shares the power to vote and to dispose of the shares of Common Stock the Special Funds beneficially own.

                           Each  of  Charles  E.  Davidson,  Joseph  M.  Jacobs,
                  Wexford Management and the Euris General Partner shares the power to vote and to dispose of the shares of Common Stock Euris Fund beneficially owns.

                           The  Special  General  Partner  shares  with  Wexford
                  Management and Wexford Cayman the power to vote and to dispose of the shares of Common Stock Wexford Cayman beneficially owns.

                                    * * * * *


                               Page 19 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 1998
MARQUISE LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD MANAGEMENT LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


WEXFORD SPECIAL SITUATIONS 1996, LP
         By:      Wexford Management LLC,
                  its investment manager

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


WEXFORD SPECIAL SITUATIONS 1996 INSTITUTIONAL, LP
          By:     Wexford Management LLC,
                  its investment manager

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


WEXFORD-EURIS SPECIAL SITUATIONS 1996, LP

         By:      Wexford Management LLC,
                  its investment manager

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President



                               Page 20 of 21 Pages

WEXFORD SPECIAL SITUATIONS 1996 LIMITED

         By:      Wexford Management LLC,
                  its investment sub-advisor

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


WEXFORD ADVISORS, LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD EURIS ADVISORS, LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Vice President


/s/ Charles E. Davidson
-----------------------
Charles E. Davidson


/s/Joseph M. Jacobs
-------------------
Joseph M. Jacobs



                               Page 21 of 21  Pages